SCHEDULE 13G

Amendment No.
Damark International, Inc.
Common Stock
Cusip # 235691102


Cusip # 235691102
Item 1:	Reporting Person - Manley Fuller Asset Management, TIN 13-3754383
Item 4:	Delaware
Item 5:	547,700
Item 6:	None
Item 7:	None
Item 8:	None
Item 9:	547,700
Item 11:	6.3%
Item 12:	IA





SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)


Item 1(a).	Name of Issuer:

		Damark International, Inc.

Item 1(b).	Name of Issuer's Principal Executive Offices:

		7101 Winnetka Ave North
		Minneapolis, MN 55428

Item 2(a).	Name of Person Filing:

		Manley Fuller Asset Management, Inc.

Item 2(b).	Address or Principal Business Office or, if None, Residence:

		1185 Ave Americas, 30th Flr.
		New York, NY 10036

Item 2(c).	Citizenship:

		Delaware

Item 2(d).	Title of Class of Securities:

		Common Stock

Item 2(e).	CUSIP Number:

		235691102

Item 3.	This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) and the person filing, Manley Fuller Asset Management, ia a (e) Investment Advisor re gistered under Section 203 of the Investment Advisers Act of 1940.

Item 4.	Ownership

	(a)	Amount Beneficially Owned:
	547,700

	(b)	Percent of Class:
	6.3%

	(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote:
	547,700

	(ii)	shared power to vote or to direct the vote:
	None

	(iii)	sole power to dispose or to direct the disposition of:
	547,700

	(iv)	shared power to dispose or to direct the disposition of:
	None




Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

	Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired
the Security Being Reported on By the Parent Holding Company.

	Not applicable.

Item 8.	Identification and Classification of Members of the Group.

	Not applicable.

Item 9.	Notice of Dissolution of Group.

	Not applicable.